Exhibit 99.1

Rail Vision Announces Third Quarter 2023 Financial Results

RA’ANANA, Israel, Nov. 24, 2023 (GLOBE NEWSWIRE) -- Rail Vision Ltd. (Nasdaq: RVSN) (“Rail Vision” or the “Company”), a development stage technology company seeking to revolutionize railway safety and the data-related market, today reported financial results for the third quarter ended September 30, 2023.

Shahar Hania, CEO of Rail Vision, stated, “I would like to begin by expressing our heartfelt sympathies and condolences to all those who have been affected by the recent tragic events in Israel. Despite the difficult circumstances in our home country, I want to reassure our shareholders and stakeholders that Rail Vision’s operations continue unabated. Our commitment to delivering innovative, safety-enhancing technology to the global rail industry remains as strong as ever.”

“We reached another significant milestone in the third quarter with the successful completion of a pilot program with a leading US-based rail and leasing services company. This customer purchased one of our Switch Yard Systems this year and has been impressed with the results on extensive testing. We are now discussing plans with this customer to implement our technology on additional locomotives beginning as soon as Q4 2023. This is a testament to the reliability and effectiveness of our solutions in improving safety and efficiency in rail operations,” continued Hania.

“In addition, we recently expanded our global footprint with a $500,000 purchase order from a leading Latin American mining company received in October 2023,” said Hania. “This contract demonstrates the trust that a growing number of customers worldwide place in our technology solutions. This new customer purchased a Main Line Advance Driver Assistance System (ADAS), equipped with high-end electro-optical sensors, machine learning algorithms and edge computing capabilities. Our ADAS solution provides operators with accurate and timely information, enabling them to make informed decisions and enhance the safety of train operations.

“As we move forward, we remain steadfast in our mission: to leverage advanced technology to make railways safer and more efficient. This belief drives every decision we make at Rail Vision, and we are committed to continuing to execute on this vision for the benefit of our customers, shareholders and stakeholders worldwide,” concluded Hania.

Third Quarter 2023 & Recent Highlights

●	In October 2023, the Company received a purchase order in the amount of approximately $500,000 for a Main Line ADAS system and related services from a leading Latin American (LATAM) mining company. This Main Line ADAS system is expected to be delivered to the new customer during the fourth quarter of 2023. The LATAM mining company will benefit from Rail Vision’s robust Main Line ADAS system which uses high-end electro-optical sensors, machine learning algorithms, and edge computing capabilities to improve the safety of train operations by providing operators with accurate and timely information to make informed decisions. Rail Vision will also provide supervision, guidance, and training services as part of the purchase order. This comprehensive approach ensures that the Main Line ADAS system is seamlessly integrated into the customer’s existing infrastructure and operations, minimizing disruption and downtime during implementation.

●	A trial was completed for a leading US-based rail and leasing services company that purchased a Rail Vision Switch Yard System during 2023. This new customer, which offers a suite of rail-centric services, including in-plant rail switching and material handling services, is expected to begin implementing Rail Vision’s technology on additional locomotives during Q4 2023.

●	On November 15, 2023, the Company effected a reverse share split of its ordinary shares at the ratio of 1-for-8, such that each eight (8) ordinary shares, par value NIS 0.01 per share, were consolidated into one (1) ordinary share, par value NIS 0.08. All references to share and per share amounts referred to herein reflect the reverse share split.

Third Quarter 2023 Financial Results

●	Revenues were $142,000 for the three months ended September 30, 2023, compared to $202,000 for the three months ended September 30, 2022. Q3 2023 revenues were primarily driven by a US-based rail and leasing services company that purchased a Rail Vision Switch Yard System during Q1 2023 and completed its evaluation during Q3 2023.

●	Research and development (“R&D”) expenses, net for the three months ended September 30, 2023, were $1,852,000, compared to R&D expenses of $1,651,000 in the three months ended September 30, 2022. The increase in R&D expenses was primarily attributable to an increase in R&D employees and an increase in R&D equipment purchases.

●	General and administrative expenses for the three months ended September 30, 2023, were $1,050,000, similar to the general and administrative expenses in the three months ended September 30, 2022.

●	Net loss for the three months ended September 30, 2023, was $2,788,000 or $0.93 per ordinary share, compared to a net loss of $2,769,000, or $1.39 per ordinary share, in the three months ended September 30, 2022.

●	As of September 30, 2023, cash, cash equivalents and restricted cash were $5.1 million.

About Rail Vision Ltd.

Rail Vision is a development stage technology company that is seeking to revolutionize railway safety and the data-related market. The company has developed cutting edge, artificial intelligence based, industry-leading technology specifically designed for railways. The company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its commitment to delivering innovative, safety-enhancing technology to the global rail industry and remaining steadfast in its mission to leverage advanced technology to make railways safer and more efficient. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 23, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Contacts

Shahar Hania
Chief Executive Officer
Rail Vision Ltd.
15 Ha’Tidhar St
Ra’anana, 4366517 Israel
Telephone: +972- 9-957-7706

Investor Relations:

Dave Gentry, CEO
RedChip Companies Inc.
407-491-4498
RVSN@redchip.com

Rail Vision Ltd.

INTERIM CONDENSED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

	September 30, 2023	December 31, 2022
	Unaudited	Audited
ASSETS

Current assets:
Cash and cash equivalents	$4,925	$8,270
Restricted cash	209	222
Trade accounts receivable	28	115
Other current assets	301	225
Inventory	952	--
Total current assets	6,415	8,832

Non-current Assets:
Operating lease - right of use asset	967	1,151
Fixed assets, net	468	449
Total Non-current assets	1,435	1,600

Total assets	7,850	10,432

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade payables	291	56
Current operating lease liability	269	281
Other accounts payable	1,488	1,032
Total current liabilities	2,049	1,369

Non-current operating lease liability	542	798

Total liabilities	2,598	2,167

Shareholders’ equity
Ordinary shares, NIS 0.08 par value (*)	68	46
Additional paid in capital	68,629	63,033
Accumulated deficit	(63,438)	(54,814)
Total shareholders’ equity	5,259	8,265

Total liabilities and shareholders’ equity	7,850	10,432

(*)	On November 15, 2023, the Company effected a reverse share split of its ordinary shares at the ratio of 1-for-8, such that each eight (8) ordinary shares par value NIS 0.01 per share, were consolidated into one (1) ordinary share, par value NIS 0.08 (the “Reverse Split”).

Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share data and per share data)

	Nine months ended		Three months ended
	September 30,		September 30,
	2023	2022	2023	2022

Revenues	142	421	142	202
Cost of revenues	(61)	(661)	(61)	(303)
Gross Profit (Loss)	81	(240)	81	(101)
Research and development expenses, net	(5,534)	(4,757)	(1,852)	(1,651)
General and administrative	(3,353)	(3,178)	(1,050)	(1,050)
Operating loss	(8,806)	(8,175)	(2,821)	(2,802)
Financing income, net	183	158	33	33
Net loss for the period	(8,623)	(8,017)	(2,788)	(2,769)
Basic and diluted loss per share (*)	(3.52)	(4.72)	(0.93)	(1.39)
Weighted average number of shares outstanding used to compute basic and diluted loss per ordinary share (*)	2,448,280	1,699,013	2,998,278	1,987,005

(*)	On November 15, 2023, the Company effected the Reverse Split. All references to share and per share amounts referred to herein reflect the Reverse Split.

Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN TEMPORARY EQUITY AND
SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data and per share data)

	Convertible Preferred A Shares		Ordinary Shares		Additional		Total
	Number of shares	USD	Number of shares (*)	USD	paid in capital	Accumulated Deficit	shareholders’ equity

Balance as of January 1, 2023	--	--	1,987,005	46	63,033	(54,814)	8,265
Issuance of shares as a result of exercise of warrants	--	--	24,431	1	(1)	--	--
Issuance of units of ordinary shares and warrants, net of issuance expenses (**)	--	--	986,842	21	5,374	--	5,395
Share-based payment	--	--	--	--	222	--	222
Loss for the period	--	--	--	--	--	(8,623)	(8,623)

Balance as of September 30, 2023	--	--	2,998,278	68	68,628	(63,437)	5,259

(*)	On November 15, 2023, the Company effected the Reverse Split. All references to share and per share amounts referred to herein reflect the Reverse Split.
(**)	Issuance expenses in the amount of approximately $605.

Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN TEMPORARY EQUITY AND
SHAREHOLDERS’ EQUITY (Cont.)

(U.S. dollars in thousands, except share data and per share data)

	Convertible Preferred A Shares		Ordinary Shares		Additional		Total
	Number of shares	USD	Number of shares (*)	USD	paid in capital	Accumulated Deficit	shareholders’ equity

Balance as of January 1, 2022	51,282	9,965	1,144,666	25	35,987	(44,339)	(8,327)

Issuance of convertible preferred shares	10,256	2,000	--	--	--	--	--
Conversion of convertible preferred shares into ordinary shares upon completion of initial public offering	(61,538)	(11,965)	338,459	8	11,957	--	11,965
Issuance of units of ordinary shares and warrants in connection with the initial public offering, net of issuance expenses (***)	--	--	473,405	12	13,575	--	13,587
Conversion of convertible debt into ordinary shares upon completion of initial public offering	--	--	30,266	1	999	--	1,000
Issuance of ordinary shares as a result of exercise of options	--	--	209	(**)	10	--	10
Share-based payment	--	--	--	--	380	--	380
Loss for the period	--	--	--	--	--	(8,017)	(8,017)

Balance as of September 30, 2022	--	--	1,987,005	46	62,908	(52,356)	10,598

(*)	On November 15, 2023, the Company effected the Reverse Split. All references to share and per share amounts referred to herein reflect the Reverse Split.
(**)	Represents an amount less than $1.
(***)	Issuance costs in the amount of approximately $2,060.

Rail Vision Ltd.

UNAUDITED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Nine months ended September 30,		Three months ended September 30,
	2023	2022	2023	2022

Cash flows from operating activities
Net loss for the period	(8,623)	(8,017)	(2,788)	(2,769)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	125	115	45	39
Share-based payment	222	380	57	91
Change in operating lease liability	(84)	(200)	(45)	(41)
Changes in operating assets and liabilities:

Increase in other current assets	11	(43)	91	262
Increase in Inventory	(952)	--	(461)	--
Increase (decrease) in trade accounts payable	236	(16)	69	(6)
Increase (decrease) in other accounts payable	456	(51)	(168)	(53)

Net cash used in operating activities	(8,609)	(7,832)	(3,200)	(2,477)

Cash flows from investing activities
Purchase of fixed assets	(144)	(15)	(7)	(15)

Net cash used in investing activities	(144)	(15)	(7)	(15)

Cash flows from financing activities:
Issuance of Preferred Shares	--	2,000	--	--
Proceeds from convertible debt	--	1,000	--	--
Proceeds from exercise of options	--	10	--	--
Issuance of ordinary shares and warrants, net of issuance expenses	5,395	13,643		--
Issuance expenses	--	--	(65)	--
Net cash provided by financing activities	5,395	16,653	(65)	--

Increase (Decrease) in cash, cash equivalents and restricted cash	(3,358)	8,806	(3,272)	(2,492)
Cash, cash equivalents and restricted cash at the beginning of the period	8,492	1,849	8,406	13,147

Cash, cash equivalents and restricted cash at the end of the period	5,134	10,655	5,134	10,655

Non Cash Activities:

Conversion of preferred shares	--	11,965	--	--
Conversion of a convertible debt	--	1,000	--	--
Issuance expenses	--	56	--	--